June 19, 2012

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        U-Swirl, Inc.
Post-Effective Amendment No. 4 to
Registration Statement on Form S-1
Filed on May 23, 2012
File No. 333-164096

Dear Mr. Dobbie:

On behalf of U-Swirl, Inc. (the “Company”), Post-Effective Amendment No. 5 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated June 13, 2012, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

Signatures, page II-5

1.
Please revise so that the second half of the signature block is signed by persons with the indicated capacity of either principal accounting officer or controller.  To the extent Mr. Conte is either the principal accounting officer or controller, please revise the parenthetical below his title to indicate as such.

Response:     Complied.  See page II-5 where a signature block for Lori A. Parks, the principal accounting officer, has been added.

Post-Effective Amendment No. 5 also includes revisions to update the status of the Company’s business, market prices for the Company’s securities, number of shares outstanding, and stock ownership.

The Company would like to request acceleration of the effective date of the registration statement as soon as possible.

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
June 19, 2012

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	U-Swirl, Inc.
L.L. Bradford & Company, LLC